SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ALTICE USA, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Stock Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

02156K103

(CUSIP Number of Class of Securities)

Michael E. Olsen

Executive Vice President, General Counsel and Secretary

Altice USA, Inc.

1 Court Square West

Long Island City, NY 11101

Tel: 516-803-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

 Copy to:

Gillian Emmett Moldowan

Scott Petepiece

Derrick Lott

Richard Alsop

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Exchange Offer”) by Altice USA, Inc., a Delaware corporation (the “Company”), to provide eligible employees (which includes current employees of the Company and its wholly owned subsidiaries and excludes all members of the Company’s Board of Directors (the “Board”) (including its Executive Chairman), the Chief Executive Officer of the Company (the “CEO”) and his direct reports who have employment agreements and all employees of non-wholly owned subsidiaries of the Company) with the opportunity to exchange outstanding Eligible Options (as defined below) for a number of Replacement Awards (as defined below), upon the terms and subject to the conditions set forth in the Offer to Exchange Eligible Options for Replacement Awards dated January 23, 2023 (the “Offer to Exchange”), including the Offering Memorandum beginning on page 17 thereof (the “Offering Memorandum”), and the Election Form on the Exchange Offer Website, attached hereto as Exhibits (a)(1)(A) and (a)(1)(C), respectively, and incorporated herein by reference.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The Company is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 1 Court Square West, Long Island City, New York 11101 and the telephone number of its principal executive offices is (516) 803-2300.

(b) The subject securities are outstanding stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share (“Class A common stock”), issued under the Amended and Restated Altice USA 2017 Long Term Incentive Plan, as amended (the “Plan”), whether such stock option is vested or unvested, that: (i) are held by an Eligible Participant (as defined below) on the date the Exchange Offer commences and through the Expiration Time; and (ii) have a per share exercise price greater than $6.00 (the “Eligible Options,” and each an “Eligible Option”).

An “Eligible Participant” refers to any person who: (i) on the date the Exchange Offer commences, is employed by the Company or its wholly owned subsidiaries; (ii) as of 5:00 PM Eastern Time on March 1, 2023 (as such time may be extended, the “Expiration Time”), continues to be employed by the Company or its wholly owned subsidiaries; (iii) is not serving as a member of the Board (including as its Executive Chairman), is not the CEO of the Company or his direct reports with an employment agreement and is not an employee of a non-wholly owned subsidiary of the Company; and (iv) holds at least seven Eligible Options.

Employees who are on an authorized leave of absence are considered to be employed for purposes of determining eligibility to participate in the Exchange Offer. A leave of absence is considered “authorized” if it was approved in accordance with the Company’s policies.

Eligible Options tendered in the Exchange Offer will be exchanged for Replacement Awards. As of January 23, 2023, there were 28,943,193 Eligible Options outstanding.

A “Replacement Award” consists of one restricted stock unit (“RSU”) and $10 of deferred cash-denominated awards (“DCAs”), each issued under the Plan and subject to an award agreement between the recipient and the Company, with the below terms: each RSU granted in the Exchange Offer will represent a right to receive one share of Class A common stock on future dates when the RSU vests, subject to the holder remaining continuously employed with the Company (or its subsidiaries or affiliates) through such vesting date; each DCA granted in the Exchange Offer will represent a right to receive a fixed dollar value on future dates when the DCA vests, subject to the holder remaining continuously employed with the Company (or its subsidiaries or affiliates) through such vesting date (and at the Company’s discretion (as approved in accordance with the Plan), each DCA may be settled (x) in a number of shares of Class A common stock equal to the total value of the DCA divided by the closing price of a share of Class A common stock on the trading date immediately preceding the applicable vesting date or (y) in cash); and the Replacement Awards will vest 50% on each of the first and second anniversaries of the Expiration Time, subject to the holder remaining continuously employed with the Company (or its subsidiaries or affiliates) on each vesting date.

A Replacement Award will be granted for every seven Eligible Options tendered in the Exchange Offer. For each grant with respect to Eligible Options tendered and not evenly divisible by seven, you will receive an additional $2 of DCAs for each remainder Eligible Option from such grant and such additional DCAs will become part of your Replacement Awards. An Eligible Participant may not tender less than seven Eligible Options.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” and the Offering Memorandum Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Offering Memorandum Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” and Offering Memorandum Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 2 (“Purpose of the Exchange Offer; Additional Considerations”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Exchange under “Summary Term Sheet—Overview”, “Summary Term Sheet—Questions and Answers” and Offering Memorandum Section 1 (“Eligible Participants; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) and Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(8) also contain information regarding the Eligible Options.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Offering Memorandum Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Offering Memorandum Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) and Section 5 (“Acceptance of Eligible Options for Exchange; Grant of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Offering Memorandum Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) and Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Offering Memorandum Section 14 (“Consideration; Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Offering Memorandum Section 6 (“Conditions of the Exchange Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The financial information set forth in the Offer to Exchange under Offering Memorandum Section 8 (“Information Concerning Us; Financial Information”) and Section 15 (“Additional Information”) of the Offer to Exchange, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 16, 2022, and Item 1 of each of the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, filed with the SEC on April 28, 2022, August 4, 2022 and November 2, 2022, respectively, are incorporated herein by reference and are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the Offer to Exchange under Offering Memorandum Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Exchange under Offering Memorandum Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) Not applicable.

Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated by reference herein.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

ALTICE USA, INC.

By:	/s/ Michael E. Olsen

Name:	Michael E. Olsen
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.	Description.
(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Awards, dated January 23, 2023.
(a)(1)(B)	Form of Announcement Email to Eligible Participants.
(a)(1)(C)	Election Form on the Exchange Offer Website.
(a)(1)(D)	Form of Confirmation Email to Eligible Participants.
(a)(1)(E)	Form of Reminder Email.
(a)(1)(F)	Form of Final Reminder Email.
(a)(1)(G)	Form of Notice of Expiration of Exchange Offer Email.
(a)(1)(H)	Screenshots from the Exchange Offer Website.
(a)(1)(I)	Employee Informational Presentation.
(a)(1)(J)	Summary Term Sheet—Questions and Answers, incorporated herein by reference to pages 4 through 16 of Exhibit (a)(1)(A) to this Schedule TO.
(a)(1)(K)	Form of Restricted Stock Unit Award Agreement for Replacement Awards under the Amended and Restated Altice USA 2017 Long Term Incentive Plan, as amended.
(a)(1)(L)	Form of Deferred Cash-Denominated Award Agreement for Replacement Awards under the Amended and Restated Altice USA 2017 Long Term Incentive Plan, as amended.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Offer to Exchange Eligible Options for Replacement Awards, dated January 23, 2023, incorporated herein by reference to Exhibit (a)(1)(A) to this Schedule TO.
(a)(5)	Definitive Information Statement on Schedule 14C filed with the SEC on December 30, 2022 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Amended and Restated Stockholders and Registration Rights Agreement, dated June 7, 2018, by and among Altice USA, Inc. and the stockholders party thereto (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).
(d)(2)	Stockholders’ Agreement, dated June 7, 2018, by and among Altice USA, Inc., Next Alt S.à r.l. and A4 S.A. (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on June 13, 2018).
(d)(3)	Altice USA 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-8 (File No. 333-228907) filed on December 19, 2018).
(d)(4)	Altice USA 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on January 3, 2018).
(d)(5)	Altice USA 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 99.1 of the Company’s Form 10-Q (File No. 001-38126) filed on May 1, 2020).
(d)(6)	Altice USA 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 of the Company’s Form S-8 (File No. 333-239085) filed on June 10, 2020).

(d)(7)	Altice USA 2017 Long Term Incentive Plan, Form of Nonqualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-38126) filed on December 30, 2021).
(d)(8)	Amended and Restated Altice USA 2017 Long Term Incentive Plan, as amended (incorporated herein by reference to Exhibit 99.1 of the Company’s Form S-8 (File No. 333-265631) filed on June 15, 2022).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.